LIFESTYLE CHOICE MEALS, INC.
                             112 North Curry Street
                            Carson City, Nevada 89703


October 24, 2008


Carmen Moncada-Terry
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549


                            RE: LIFESTYLE CHOICE MEALS, INC.
                            Amendment No. 1to Registration Statement on Form S-1 File No. 333-150586
                            Filed on October 2, 2008


Dear Ms. Moncada-Terry:

Thank you for your time and comments, which are assisting our company with this S-1/A filing. We have further amend our filing according to your comments.

GENERAL

1.   We have included the auditor's report with the Financial Statements.


COVER PAGE

2 We have revised the cover page of the prospectus to describe the method we intend to use for conducting the offering and how we intend to market the securities.

3    We  have   removed   the  words   "until  the  shares  are  quoted  on  the
     Over-the-Counter (OTC) Bulletin Board or an Exchange" on the cover page and summary page.


DIRECTORS AND EXECUTIVE OFFICERS, PAGE 41

4 We have revised this section. We have clarified Ms. Worsley's part time employment with the Kensington Wine Market, Calgary and added when she started rending services to the Company.


Yours truly;



/s/ A WORSLEY
______________
Andrea Worsley
President